



Michael Marra · 2nd

CEO/Founder at Entre

Pittsburgh, Pennsylvania · 500+ connections · **Contact info**

 **Entre**

 **University of Dayton**

Experience

CEO/Founder
Entre · Full-time
Jan 2019 – Present · 1 yr 10 mos
Greater Pittsburgh Area

Entre is a social network for entrepreneurs. We help connect entrepreneurs to each other and the right resources to start and grow their businesses through our app and events.



CEO/Founder
ME Group · Full-time
Jan 2016 – Present · 4 yrs 10 mos
Greater Pittsburgh Area

ME Group is a community for entrepreneurs to help get all the resources and connections they need to start and build their businesses. Mostly focusing on digital marketing services to help entrepreneurs with their websites, social media, marketing, and advertising.

Partner
FSF Agency · Full-time
Apr 2016 – May 2017 · 1 yr 2 mos
Miami/Fort Lauderdale Area

Distressed Real Estate investing including foreclos

Airbnb rentals.



Partner

Graduate With No Debt · Full-time
Aug 2015 – Apr 2016 · 9 mos
Greater Pittsburgh Area

Non-profit to solve the Student Debt Crisis



Civil Design Engineer

Borton-Lawson · Full-time
Jun 2014 – Jul 2015 · 1 yr 2 mos
Greater Pittsburgh Area

Show 1 more experience ⌄

Education



University of Dayton

Bachelor of Science - BS, Civil & Environmental En
2010 – 2014

Volunteer Experience



Mentor

Techstars
Sep 2018 – Sep 2019 • 1 yr 1 mo

Skills & Endorsements

Entrepreneurship · 2

THIOLLIERE François-Xavier and 1 connection have given endorsements for this skill

Start-ups · 2

THIOLLIERE François-Xavier and 1 connection have given endorsements for this skill

Corporate Events · 1

Royce Leon D. has given an endorsement for this skill

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